
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2012

<u>Via Email</u>
Patrick S. Murphy, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin
53202

> **Re:** **Denmark Bancshares, Inc.**
> **Schedule 13e-3**
> **Filed on August 31, 2012**
> **File No. 05-86969**
> **Preliminary Proxy on Schedule 14A**
> **Filed August 31, 2012**
> **File No. 00-21544**

Dear Mr. Murphy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13e-3</u>

1. Please ensure that all disclosure required by Schedule 13e-3 is included in the disclosure document (i.e., the proxy statement) delivered to shareholders. For example, information provided pursuant to Item 15 should be included in the proxy statement.

2. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Class A Common Stock and Class B Common Stock you seek to authorize are separate classes of securities under Wisconsin law. The analysis should include a detailed discussion and comparison of each feature of the Class A and Class B common

stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A and Class B common stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Proxy Statement

3. Please indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

4. Please fill in all blanks and include information as of the most reasonable practicable date.

Summary Term Sheet, page 1

What is the purpose and structure of the proposed reclassification…, page 1

5. Please supplement your disclosure to highlight the effect of the reclassification more clearly. For example, please disclose that almost 50% of current recordholders will cease to have voting rights following the reclassification.

6. Please compare in percentage terms, the voting interests of each class relative to such class's ownership interest in the company following the proposed reclassification. Highlight, if correct, that following the reclassification, Class A Shareholders would enjoy disproportionate voting influence and control of the company relative to their equity ownership due to the lack of voting rights of Class B Common Stock.

7. Please include a separate question and answer that clarifies that shareholders may avoid reclassification of their shares to Class B common stock by purchasing additional shares (or combining shares held of record with other family members into one record account) prior to the effective time of the reclassification.

Background of the Reclassification Transaction, page 9

8. Please describe in greater detail the substantive matters discussed by the Board and any advisors between May and August 7, 2012. For example, describe the consideration of cutoff figures for purposes of the reclassification and any discussions related to the rights and privileges of each class of stock, including discussions regarding the voting rights that would be associated with each class.

9. Please revise to more clearly disaggregate from the general disclosure the discussion of the alternatives considered to the current going private transaction.

Our position as to Fairness of the Reclassification Transaction, page 13

10.   Please consistently address the discussion regarding fairness of the transaction throughout the document to address fairness to <u>unaffiliated</u> shareholders, both those who will hold Class A Common Stock and those who will obtain Class B Common stock. Your current disclosure in the first paragraph under this heading, for example, references fairness to all shareholders, affiliated and unaffiliated. Please revise. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

Substantive Fairness, page 13

11.   Please refer to the fifth bullet point. It would appear that affiliated shareholders as a class, while subject to the same standards for reclassification, are not subject to the same effect of the reclassification given that a marginal number of affiliated shareholders, if any, will receive Class B Common Stock. Please revise this bullet point to clarify this adverse differential impact in effect between affiliated and unaffiliated shareholders.

12.   Please supplement your disclosure to address whether the board considered providing different rights, privileges and/or consideration to shareholders who hold less than 15 shares.

Effects of the Reclassification Transaction on Affiliated and Unaffiliated Class B Shareholders, page 20

13.   Supplementally advise us of whether there will be any affiliated persons who will become Class B Shareholders. In this regard, we note disclosure stating your anticipation that most of the directors and officers will own greater than 15 shares prior to the reclassification. If there will be no holders who are affiliates and who own less than 15 shares, please revise the heading of this section to remove reference to Affiliated Class B Shareholders. If there will be some affiliates who also become Class B Shareholders, please disclose the number of affiliates affected to provide proper context to your disclosure.

Detriments, page 20

14.   Please supplement your disclosure to further emphasize, if correct, that Class A Common Shareholders will enjoy enhanced voting control and influence over the company that would be disproportionate to Class A Common Shareholders' equity ownership due to the lack of voting rights of Class B Common Shareholders.

15.   Please disclose the adverse impact on liquidity, which could be worse for Class B Shareholders relative to Class A Shareholders post-reclassification because of the lack of voting rights for Class B Common Stock.

16.   Please supplement your disclosure here and wherever applicable to disclose the limited circumstances in which Class B Shareholders would be required to vote under Wisconsin law.

Recent Transactions, page 35

17.   Please update the disclosure provided to reflect all transactions within the past 60 days. See Item 11 of Schedule 13e-3 and corresponding Item 1008 of Regulation M-A.

                                *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding these comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):   Dennis Heim